UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number 3235-0101 Expires: May 31, 2017 Estimated average burden hours per response ..... 1.0

FORM 144	SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Pocket Games, Inc..	(b) IRS IDENT. NO. 46-3813936	(c) S.E.C. FILE NO. 333-192939	WORK LOCATION
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE	(e) TELEPHONE NO.
445 Central Ave, Suite 355 Cedarhurst New York 11516	AREA CODE 347	NUMBER 460-9994
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD David Lovatt	(b) RELATIONSHIP TO ISSUER Chief Executive Officer	(c) ADDRESS STREET CITY STATE ZIP CODE 18 Ufton Croft Mount Nod Couventry UK

           INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO DAY YR)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	BMA Securities, 2321Rosecrans Ave Suite 3285, El Segundo, CA 90245		131,699	$10,535.92@.08/share	24,559,929	11/20/2015	OTC

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                   SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	10/03/2013	Founder Shares valued at $250 for 2,500,000.	Directly from the Company, Pocket Games, Inc.	2,500,000	10/31/2013	Accrued/unpaid salary

INSTRUCTIONS:	If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
David Lovatt	Pocket Games, Inc.	09/28/15 start of sale	79,900	Approx. $10K

REMARKS:

(1)  The filing of this Form 144 shall not be construed as an admission that the undersigned is an Affiliate of the Issuer.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

11/25/2015 DATE OF NOTICE DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

        /s/ David Lovatt           (1)

(Signature)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1147 (02-08)